

Mail Stop 6010

November 20, 2008

Via Facsimile and U.S. Mail

Mr. Carlo Ferro
Executive Vice President and Chief Financial Officer
STMicroelctronics N.V.
39, Chemin du Champs des Filles
Geneva, Switzerland

> **Re:** **STMicroelctronics N.V.**
> **Form 20-F for the year ended December 31, 2007**
> **File No. 1-13546**

Dear Mr. Ferro:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2007

Item 5. Operating and Financial Review and Prospects, page 47

Liquidity and Capital Resources, page 76

1.   We note that as of December 31, 2007 you held $1,014 million of marketable
       securities composed of senior debt floating rate notes and $369 million of auction
       rate securities. In light of current market conditions, please revise future filings to
       address the following:

       •   Discuss the significant inputs in your fair value methodology and provide a
           sensitivity analysis relating to these inputs. For example, consider providing a
           range of values around the fair value amount you arrived at to provide a sense
           of how the fair value estimate could potentially change as the result of
           changes to assumptions used in your estimate. Identify the key drivers of
           variability in your estimates and discuss how you developed the most
           significant inputs you used in determining the range.

       •   If material, discuss how increases and decreases in the aggregate fair value of
           your marketable securities may affect your liquidity and capital resources.

Contractual Obligations, Commercial Commitments and Contingencies, page 80

2.   We note from your footnote that amounts presented for pension obligations, other
       non-current liabilities and certain of your long-term debt obligations are not
       reflected on your December 31, 2007 balance sheet. Please revise your
       discussion on page 81 in future filings to provide the reader with greater clarity as
       to why the amounts are not reflected on the balance sheet. With respect to the
       long-term debt obligations, please clarify for us the amounts that are not reflected
       in the consolidated balance sheet and your basis for not reflecting those amounts
       in the consolidated balance sheet. Alternatively, revise this notation in future
       filings as appropriate.

Item 7. Major Shareholders and Related-Party Transactions, page 113

Related-Party Transactions, page 120

3.   Please ensure that future filings include all transactions required to be disclosed
       by Item 7(b) of Form 20-F. This disclosure should include providing sufficient
       detail such as the terms of the partnership, licensing and other agreements you
       have identified in your current disclosure. Also, please tell us why you have not
       described the transactions you disclose in Note 28 to your financial statements.

Item 16A. Audit Committee Financial Expert, page 152

4.	We note your disclosure about Mr. de Waard being qualified as an audit committee financial expert and your disclosure on page 93 regarding the board's independence criteria. Please tell us where you have discussed Mr. de Waard's independence as requested by Item 16A(a)(2) of Form 20-F or please provide such disclosure in future filings.

Note 2.4. – Financial assets, page F-9
Note 2.5 – Derivative financial instruments and hedging activities, page F-10

5.	We note that you recognize gains and losses from the sale of marketable securities and mark to market gains on your trading derivatives in "Other income and expenses, net," a component of your operating income. Please tell us how your current presentation complies with the guidance set forth in Rule 5.03 -07 and 09 of Regulation S-X or revise your future filings accordingly.

Note 29 – Segment Information, page F-63

6.	We note that in December 2006 you reorganized into three main segments. We note that each of the segments is made up of various product lines, some of which appear to have separate managers responsible for the group. Please provide us with an analysis of your segment presentation based on the guidance in paragraphs 10-24 of SFAS 131. Specifically, discuss the information analyzed by the chief operating decision maker in making resource allocation decisions. In addition, to the extent that any of your reportable segments represents the aggregation of more than one operating segment, discuss how your aggregation of these operating segments meets the criteria of paragraph 17 of SFAS 131.

7.	We note that each of your reportable segments includes one or more different product groups. For example, your Application Specific Product Group segment includes your Automotive Product Group, Computer Peripherals Group, Mobile, Multimedia and Communications Group and Home, Entertainment and Display Group. Please revise future filings to disclose the revenues for each group of similar services and products. Refer to paragraph 37 of SFAS 131.

8.	We note your disclosure of long-lived assets by geographical area, which appears to include goodwill and intangible assets. Please note that the guidance in Question 22 of the FASB Staff Implementation Guidance on Applying FASB Statement 131 states that goodwill and intangible assets should not be included in this disclosure. Please revise future filings as appropriate.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin, Staff Attorney, at (202)-551-3625 or Jay Mumford, Staff Attorney, at (202) 551-3637 if you have questions on other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief